Exhibit 99.1

This business combination involves the securities of a Brazilian company. The business combination is subject to disclosure requirements of Brazil that are different from those of the United States.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in Brazil, and some or all of its officers and directors may be residents of Brazil. You may not be able to sue a Brazilian company or its officers or directors in a Brazilian court for violations of the U.S. securities laws. It may be difficult to compel a Brazilian company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

International Conference Call

Brasil Foods S.A.

Perdigão and Sadia Association

May 19, 2009

Operator: Good afternoon and welcome to BR Foods S.A.’s conference call.

This conference call and the presentation are simultaneously transmitted via webcast in the websites www.perdigao.com.br/ir and www.sadia.com.br.

At this time all participants are in a listen-only mode and later we will conduct a question and answer session. Instructions will be given at that time. We would appreciate if each participant made only one question.

If you should require assistance during the call, please press the star key followed by zero (*0) to reach an operator. Forward-looking statements related to the company’s businesses, perspectives, projections, results and the company’s growth potential are previsions based on expectations of the Management as to the future of the company.

These expectations are highly dependent on market changes, economic conditions of the country and the sector and international markets, thus are subject to changes. As a reminder, this conference is being recorded.

At this conference are, from Perdigão S.A: Mr. José Antônio Fay, CEO and Mr. Leopoldo Saboya CFO and Investor Relations Officer; and from Sadia S.A. Mr. Gilberto Tomazoni, CEO and Mr. José Luis Magalhães Salazar, CFO and Investor Relations Officer.

Now, I would like to turn the call over to Mr. Fay. Please Mr. Fay, you may proceed.

Mr. José Antônio Fay: Hi everybody, good afternoon for you all. We are very glad to have you in our conference call. Today we are very tired but very proud about the operation. We are very hopeful regarding to the new company that is being created today and for us it is very good to have here in Perdigão Mr. Tomazoni, the CEO of Sadia and Mr. Salazar, the CFO of Sadia and other fellows from Sadia Company.

We hope that ... not only hope, but we know that this is our first meeting together and we will have a lot of this kind of meetings and I will ask now Mr. Salazar to help us to understand and give some highlights regarding to the operation that we announced today morning.

Mr. José Luis Magalhães Salazar: Thank you very much. First of all I would like to make a comment, a brief comment very shortly. Since we already announced an equity transaction of about R$ 4 billion, some questions, some numbers, we are not going to be able to talk about, because we are right now under the quite period for the transaction.

Having said that I will try to be as objective as possible because the transaction itself is a great transaction and it is a very simple one as well, so I will try to be as objective as possible, of course without losing any details if possible.

So first of all I will cover the operation’s merits and the transaction’s merits. We can get to slide 2 please. We create one of the largest and most efficient food processing companies in the world, with headquarters in Brazil.

It will be a leading player in the international meat trade market. It is going to be a big company with a lot of scale, which is very important nowadays in order to be successful in the market place.

Also we will have a very skillful Management and after the completion of the transaction itself it will be a very powerful financial house with a lot of capacity to expand, to grow mainly in the international market.

And also, which is a very important point, we will have a superior governance standard. It will be a “Novo Mercado” (New Market) listed company with a diffused capital structure without the figure of the controlling shareholder. So it will be diluted and we will have a lot of transparency and also liquidity.

So moving to page 3 please, what happened is that in order to achieve this great company which is going to be called BRF - Brasil Foods S.A., and Brazil with an “S”, of course we are going to have some steps through the corporate reorganization of both companies in order to achieve the unification of their operations. After we do this step by step we are going to have this new great company, BRF - Brasil Foods S.A.

Moving on to page 4, some of the most important details. Of course there are quite a lot of details in this transaction - and of course the IR teams of both companies will be available to answer further questions - but the most important points are: first of all, before we start with anything regarding the creation of the new transaction - and it was like a condition precedent to the transaction itself - we will have the sale of Sadia’s Financial Holding, Concórdia Holding in order to segregate Sadia’s activities that are not related to the core business.

So it means that the Concórdia Holding, Financial Holding, will be sold from Sadia to the current controlling shareholders of Sadia. So when we have the next steps of the transaction, the financial activity of Sadia will be out of the picture and the company, the new company, will be totally, 100% a food processing company.

Second, Sadia’s controlling Holding company (HFF) will migrate to Brazilian Foods S.A. through a merger of shares. I would like to stop a moment here and I would like to give a clarification a little bit why we created this Holding: pretty much in order to make it easier to operate the consolidation of the two companies.

In one side we have pension funds mainly as the anchor shareholders; in the other side we have a company that has a controlling basis, a controlling base of individuals, about 90 individuals.

It would be very tough to do all the legal things that need to be done if we needed to talk all the time with those 90 people, individuals; so what we did is that we concentrated them in one only entity, the HFF, that will make it much easier for us to get the transaction concluded.

So this merger of shares will have an exchange ratio of 0.166247 shares of BRF to 1 share of HFF. This valuation, this exchange ratio was done based on valuation from both advisers of each company and also taking into consideration market price to make sure that they were consistent with the valuation.

And another important point there is that at the same time that we have this merger of shares what is going to happen is that we will have a new corporate denomination for Perdigão S.A.: it will become on an institutional basis Brasil Foods S.A., ok?

Then after that on the first step of the transaction - the main step of the transaction - we will have the capitalization of BRF. As already stated previously on the material fact, BRF actually intends to raise about R$ 4 billion of new equity.

And then after this step is concluded we will have the remaining shareholders of Sadia; they will migrate to BRF through a merger of shares and the exchange ratio is 0.132998 to 1 share of Sadia of course.

Very important to say even though this is not, technically speaking, a change of control because all the shareholders remain there; it is a merger, it is an association. We decided to keep with the relationship of the premium of 25% owned in this transaction in order to try to be as fair as possible.

So moving on to the next slide, on page 5, on slide 5 what we have here is the current structure. So we have Sadia controlled by the Fontana and the Furlan families and by the market; and then, below Sadia, Concórdia Holding Financeira - the financial arm of Sadia.

And Perdigão is pretty much a company that has its shareholders on the market place without a controlling shareholder.

So next page please. What is going to happen, like I mentioned before, on box number one there will be the creation of HFF - all the controlling shareholders of Sadia, the individuals, are going to be together at HFF - and then Concórdia Holding Financeira will be sold to the controlling shareholders.

And what is important to say there is that even though the value of this sale is going to be between R$60 to R$ 80 million; it is quite a large number, but compared to the whole transaction of about R$ 10 billion it is not really very meaningful there.

Then after we do that what is going to happen is the incorporation of HFF’s shares into BRF, which is the new denomination of Perdigão.

And then there is the equity offering - which is not here, but there is another step - it is like at the same time that everything happens we are going to be working in the equity offering.

And after that, last but not least we will have the incorporation of shares of the remaining shareholders at those exchange rates. Just to give a reference to you, the exchange rates means a value for the common share of Sadia of R$ 5.59, which is about the last five days of the market; and Perdigão at R$ 33.65 per common share.

And for the PNs, for the minority shareholders on the preferred shares, we will have the exchange rates representing the last five days, roughly a value of R$ 4.48 for Sadia’s shares and Perdigão at R$ 33.65.

After that what we will have is a very simple corporate structure. Like we mentioned before, totally diffused, without a controlling shareholder; a kind of real corporation and very, very simple. We will have ex-controlling shareholders on the shareholder basis; the market that came from Perdigão on the shareholder basis and the market that came from Sadia on the shareholder basis. They are going to be the shareholders of BRF that will have 100% of Sadia.

With that we are very happy and proud to create this very new company and very successful company already which is BRF Brasil Foods S.A., which will be one of the largest food companies in the world. We are going to have professional Management and a model in corporate governance. We will have different strong brands; a diversified portfolio; and also we will be a very powerful export house exporting to more than 110 countries.

So having said that, the Management teams here from Sadia and Perdigão are happy to answer any question that you might have at this time. Thank you very much.

Q&A Session

Operator: Thank you. Ladies and gentlemen, we will now begin the question and answer session. Each participant may ask only one question. If you would like to pose a question please press star one (*1). To remove the question from the list press star two (*2).

Our first question comes from Mr. Alexandre Pizzano from Merrill Lynch.

Mr. Alexandre Pizzano: Good morning everyone. This is actually João Carlos dos Santos as in the Portuguese conference call. I just wanted to explore a little bit further one of the questions from the Portuguese call from Julia on the participation of the Anti-Trust Authority - Cade - that has said that this is a long process that should take a while.

I was just wondering if there could be any implications in the timeline here of the second incorporation of shares, the PN shares of Sadia’s part of controlling stake to be incorporated after the equity offering that would happen by July, if there are any impediments here for that to happen if Cade takes too long to release the statements about the deal.

Mr. Salazar: Hi João, this is Salazar. First of all again, just to make it clear, we will follow all the steps necessary to get Cade’s approval and we will work by their playbooks.

Having said that we do not have any problems regarding the second step of transaction and the third step of the transaction actually, because what we are doing is a share incorporation, a merger of shares; it is not a company incorporation.

So Sadia S.A. will remain there as an entity and it will be, until Cade gives the green light, totaling independent. Of course there will be a lot of discussions with the companies about integration and integration plans and everything else.

But other than that it will be by itself. If by any chance it does not go the way that we think the company is there and it is totally reversible; even though, like Fay said in the first call, we are a believer that everything will go well in this process.

Mr. Santos: Ok Salazar thank you.

Operator: Excuse me. Our next question comes from Mr. Luiz Cesta from BES Securities.

Mr. Luiz Cesta: Good afternoon everyone. I have a question regarding Sadia’s controlling shareholders. Is there any kind of rule just preventing them from selling BRF shares as soon as they get them or not?

Mr. Salazar: There is not; but at the same time that we say that, due to the potential that we see in this company we do not believe that they will be selling those shares right after the transaction is concluded, because they would be losing, in our view, the potential of growth of this company. But there is no lock off.

Mr. Cesta: Ok thank you.

Operator: Excuse me. Our next question comes from Mr. José Yordan from Deutsche Bank Securities.

Mr. José Yordan: Good afternoon everyone. You mentioned in the other call that you were not able to talk about synergies, but I believe this morning in the conference call you talked, or I saw at least at Bloomberg, some reference to a range of synergies between R$2 to R$ 4 billion. So if you could just clarify what was said, what you could say at this time.

And I would be interested in knowing when exactly will you be able to talk about the synergies and in what sort of format - will that be in the prospectus for the new offer? Will it be in another analysts’ meeting that you are going to hold or what kind of form is this conversation - when it begins - what kind of form is it going to take?

Mr. Saboya: Ok. In terms of the synergies what you may have heard was during the media call today morning did by both Chairmen and what they commented was that the range of synergies, the main sale side estimated, that is it.

There is no estimation on our side. In the appropriate time we will give our best call, best expectation for that during the road show when it the right moment to clarify and to explain to you why we believe the figures of synergies and all of the other potential gains and risks.

So by saying this we cannot go further on details of synergies.

Mr. Yordan: So when you launch the road show will there be … in theory that is only for investors, we should not involve some side analysts; will you hold some sort of meeting in order to discuss this with the analysts as well, or we will sit together with our investing clients?

Mr. Saboya: Once it is a topic to be discussed in meetings and as we are going to make a public offering in the U.S., so it is going to be open, 100% public, so of course it is going to be explained and discussed at the right time.

Mr. Yordan: Ok thank you.

Operator: Excuse me. Ladies and gentlemen as a reminder, please restrict yourself to one question. Our next question comes from Mr. Marcelo Luna from Banif Securities.

Mr. Marcelo Luna: I just had a quick follow-up question. Most of my questions were answered in the morning, but just regarding the new ownership structure. I am just curious if there is going to be a new shareholders’ agreement involving all the members of the shareholders’ agreement of the two companies, Perdigão and Sadia.

And what is the difference between the ON shareholders of Sadia, the 8% or not going to be part of the HFF Company. So what is the difference between those 8%, those shareholders who hold 8% of the ONs of Sadia and the other ON shareholders who are outside of the shareholders’ agreement of Sadia? Thank you.

Mr. Saboya: Ok. I will try to answer the first part of your question and Salazar will answer the second. So you have asked about if there is going to be a kind of agreement or controlling new agreement. I would say no. What we will have during this transition period we will take until the beginning of 2011 if the current voting agreement of Perdigão will keep. So that is it. And this agreement of course is reinforcing all the agreements in the full Association.

There will not be raised any new agreement between the parts, because this voting agreement that was signed when Perdigão became a “Novo Mercado” (New Market) listed company. It will end in 2011 when we have our General Shareholders’ Meeting. So there will not be any new agreements.

So the second part is related to the ordinary shares, I think Salazar can put some more color on it.

Mr. Salazar: Basically in the past until now basically 92% of the common shares of Sadia have been voting and acting as a block, so that means they are actually the ones that control the company. The other 8% are common shares but without being part of this block, without controlling. That is why the 92% receive this premium and the other 8% are treated as preferred shareholders.

Mr. Luna: That is clear, thank you.

Operator: Excuse me. Our next question comes from Mr. Eric Ollom from ING.

Mr. Eric Ollom: Hi, good afternoon everybody, congratulations on completing the deal. My question has to do with the debt side. The slide on page 7 basically shows Sadia as a subsidiary of BRF and your comments about the Cade implied that that could not be the case for the time being.

How is Sadia’s debt load being treated? Will it just remains at the Sadia level, so that will be an obligation at the subsidiary or will it ultimately be guaranteed by BRF? Does the equity offering anticipate any pay down of this debt? Could you answer that question? Thank you.

Mr. Saboya: Thank you for the question. As Sadia is going to be its subsidiary, a 100% subsidiary of BRF, of course the treatment of any type of debt and other liabilities will be treated in a consolidated basis. So all types of guarantees or any kind of approvals will come towards BRF. The capitalization that will occur at BRF will be used in all the other subsidiaries and Sadia is one case here. I mean, no problem with that.

Mr. Salazar: I just would like to add one comment. Of course, the two companies right now are totally independent. In the future if everything goes all right Sadia is going to be 100% subsidiary of BRF and of course one of the things that will be needed to do is exactly to renegotiate all the debt that we have in those companies.

We are going to have to take into consideration costs, we are going to have to take into consideration physical synergies, where it is better to put the debt or not. So there will be a lot of things that will need to be done.

But in order to do that first we need to conclude the transaction. So there will be a lot of optimizations of the capital structure of the company and with this … the two of them, because of course we know that right now they are totally independent and of course that is that is not the way they are going to be in the future.

Mr. Ollom: Thanks. So there is still an open question whether any debt pay down will happen from the equity offering or is that something ... obviously it is part of the whole problem here, at least from Sadia’s perspective. Is that something that is on the table or can you comment on that?

Mr. Saboya: Basically the equity will be used to pay the short-term debt in both companies, so there will be a Liability Management. They will optimize costs, duration, conditions of both companies. So since the companies are going to be together in the same structure, BRF will use the money as best as possible.

Mr. Salazar: We are trying to be very straightforward and we are not going to make anything like having a debt at 125% of CDI at Sadia and have cash invested at 100% of CDI at BRF. That is for sure will not be done, so for sure we are going to be optimizing this whole thing.

Mr. Ollom: Excellent, thank you very much.

Operator: Excuse me. Ladies and gentlemen as a reminder, please restrict yourself to one question. Our next question comes from Mr. Pedro Herrera from HSBC.

Mr. Pedro Herrera: Hi gentlemen, congratulations on the deal. A quick question: on the R$4 billion you are going to raise is there any guarantees by anybody?

Mr. Saboya: Guarantees no, but there is a lot of interests so far.

Mr. Herrera: Ok, so not specifically guarantees, but ...

Mr. Saboya: As we said before ... I do not know if we have said on this English call or on the Portuguese one, but the idea is to have an equity public offering with priority rights.

So what we are going to make is to give the current shareholders the right to participate, to subscribe at the maximum of their current participation at both companies. And we have ... of course there is no guarantee, but there is a very strong interest of both capital structures not to say BNDES that has already mentioned in several meetings that they have the intention to participate on a public offering.

Mr. Salazar: No firm underwriting has been discussed so far.

Mr. Herrera: Ok thank you.

Operator: Excuse me. Our next question comes from Ms. Juliana Rosenbaum from Itaú Securities.

Ms. Juliana Rosenbaum: Hi, hello everybody. Can you discuss a little bit the fiscal implications of the deal, how much and, if there is, how much goodwill is being created and if you can use past losses carried forward? Thank you.

Mr. Saboya: The goodwill, to be very honest with you Juliana, we have not calculated so far. We do not have any figure related to the goodwill.

Probably, and we think this is what is going to happen, we will have a goodwill especially because today’s equity of Sadia is very pressured, is very squeezed and when you have the added value of the transaction you will have a big goodwill amount.

But in the right moment we will disclose what the perspective is in fiscal terms. Of course there are a lot of changes in terms of the new rules, the new IFRS also to be considered, so we cannot anticipate any type of expectations regarding the goodwill so far.

Ms. Rosenbaum: Ok thank you.

Operator: Excuse me. Our next question comes from Mr. Alex Robarts from Santander Bank.

Mr. Alex Robarts: I just wanted to follow-up on one of the earlier questions in the Portuguese call. The exchange ratio that we have for the Sadia PN, the 0.13, I guess you had mentioned in a call that there could be some discretion or subjectivity I should say on the final, the very final ratio based on certain rights or the lack of that; could you give us some further color as to exactly how firm is this ratio for the PNs at Sadia?

Mr. Salazar: We have tried to be as specific as possible in the valuation of the companies, each one of us our own advisors. So we did a very careful valuation model and of course since we both have had different advisors, at the end of the day if we came to an agreement is because those valuations they were stressed out between the two firms. So that is one point to make.

The second point to make is that under the parecer de orientação number 35 of CVM we need to go further to make sure that there is an independent opinion over those valuations. Of course they will work on their one valuation. So Sadia will have its own independent Committee and Perdigão will have its own independent Committee in order to make the valuation.

But because we did everything trying to be as fair as possible to the market and trying to make with a lot of caution to make sure that we were very sure about the number and about the exchange rate, we are very positive that even though it is going to go through a stressed test , let us call it this way, through the independent Committee, we are very confident that they will come to the same conclusion of ourselves and that at the end of the day this exchange rate that we just presented is the final one.

But of course I cannot guarantee that, even though we have in both Managements a lot of confidence that that is going to be the end of the story, ok?

Mr. Robarts: And so is it fair to assume then that the deviations in the end will probably be very minimal excluding some unforeseen adverse clause that could happen? Is that safe to assume that we are going to be pretty close to this ratio?

Mr. Salazar: Yes.

Mr. Robarts: Thank you.

Operator: Excuse me. Our next question comes from Mr. Alexandre Falcão from Morgan Stanley.

Mr. Alexandre Falcão: Good afternoon everyone. My question regards the offering. Is this up to R$4 billion or if there is a lot of interest we could see actually this limit going up in order to have a stronger balance sheet going forward? Thank you.

Mr. Saboya: It is approximately R$4 billion; it could go further if the demand is very hot. You know we have the green shoe and the hot issue also, so if we consider optimizing the public offering we can calculate plus 15% and plus 20% over this figure. But of course both Managements understand that R$ 4 billion is the ideal figure to capitalize and keep the right capital structure for the company going forward.

Mr. Falcão: Ok thank you.

Operator: Thank you. This concludes the question and answer session. Mr. Fay, at this time you may proceed with your closing statements, sir.

Mr. Fay: I would like to thank you all to be with us today and we restate that we are very, very happy, very glad to have completed this business and very hopeful for the future. Thank you everybody.

Operator: Thank you. That does conclude our BRF - Brasil Foods S.A.’s conference call for today. Thank you very much for your participation, have a good afternoon and thank you for using Chorus Call.

Important Notice

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

Investors in American Depositary Shares (“ADSs”) of Sadia S.A. (“Sadia”) and U.S. holders of preferred shares of Sadia are urged to read the U.S. informational document regarding the association between Sadia and Perdigão S.A. (“Perdigão” and, together with Sadia, the “Companies”), when it becomes available, because it will contain important information.  U.S. holders of common shares of Sadia are urged to read any informational document or other materials prepared by Perdigão for common shareholders of Sadia regarding the association because they will contain important information.  Perdigão expects to submit copies of these documents to the U.S. Securities and Exchange Commission (“SEC”) when they are available, and investors and security holders may obtain free copies of these documents and other documents filed by the Companies with the SEC at the SEC’s website at www.sec.gov.  A copy of any informational documents prepared for holders of ADRs or U.S. holders of common or preferred shares of Sadia (when available) may also be obtained for free from Perdigão.

This communication contains forward-looking statements. These statements are statements that are not historical facts and are based on the current view and estimates of management of the Companies of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the Companies, are intended to identify forward-looking statements. Statements regarding the structure and timing of any association between the Companies, business strategies, future synergies, future costs and future liquidity of the Companies, and pro forma results of operations and financial condition of the Companies are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties, including economic and market conditions in Brazil and globally, conditions in the industry of the Companies, any regulatory actions relating to the association, the ability of the Companies to achieve projected synergies and the risk factors outlined by each of the Companies in their filings with the SEC and the Brazilian Comissão de Valores Mobiliários (CVM). There is no guarantee that the expected events, trends or results will actually occur. Any changes in the assumptions and factors on which these forward-looking statements are based could cause actual results to differ materially from current expectations.